January 15, 2007

VIA EDGAR FILING

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Re:	School Specialty, Inc.
Form 10-K fiscal year end April 29, 2006
Filed July 12, 2006
File No. 000-24385

Dear Mr. Moran:

This letter responds to the comment letter (the “Comment Letter”) from the Staff (“the Staff”) of the Securities and Exchange Commission (the “SEC”), dated December 6, 2006, concerning the Annual Report on Form 10-K for year ended April 29, 2006 (the “Form 10-K”) of School Specialty, Inc. (the “Company”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.

In some of our responses, we have agreed to change or supplement the disclosures in our future filings in light of the Staff’s views. We continue to believe our prior filings are accurate in all material respects and comply with applicable disclosure rules and regulations promulgated by the SEC and Generally Accepted Accounting Principles (“GAAP”) in the United States of America. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.

The following are the Company’s responses to the Comment Letter:

Form 10-K April 29, 2006

Item 6 – Selected Financial Data

Non-GAAP Measures – Free Cash Flow, page 21

1.	Reference is made to your presentation of free cash flow, a non-GAAP measure under Selected Financial Data. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

January 15, 2007

presented in accordance with Generally Accepted Accounting Principles (“GAAP”). Please revise to balance your presentation of the non-GAAP measure by disclosing cash flows from operating, investing and financing activities.

Company Response –

As required by Item 10(e)(1)(i) of Regulation S-K, the Company includes, as the first line of the Free Cash Flow reconciliation, Net cash provided by operating activities, as the most directly comparable financial measure. The Company uses this financial metric when evaluating investing and financing opportunities and believes that its investors use this non-GAAP financial measure as a predictable and reliable measure of the Company’s available cash. However, in light of the Staff’s caution regarding the use of free cash flow, the Company will eliminate Free Cash Flow from the Selected Financial Data in its future Annual Reports on Form 10-K.

2.	We note your discussion in footnote 2 beginning on page 21, of certain limitations of the non-GAAP financial measure you present. Please also discuss actual cash payments your calculation may omit and the extent that funds depicted by the measure are not available for management’s discretionary use. Please see question 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003.

Company Response –

The Company’s calculation of Free Cash Flow does not omit any material actual cash payments other than those disclosed in our net cash flows from investing and financing captions on our Consolidated Statement of Cash Flows. Question 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003 states that “free cash flow should not be used in a manner that inappropriately implies that the measure represents the residual cash flow available for discretionary expenditures, since many companies have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure.” During the period reported, the Company did not have any mandatory debt service requirements or other non-discretionary expenditures that were not deducted from the measure other than those disclosed in our net cash flows from investing and financing captions as described above. The Company’s debt covenants do limit

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

January 15, 2007

capital expenditures and expenditures greater than a threshold must be approved by the Company’s Board of Directors.

As stated in response to question 1, the Company will not disclose Free Cash Flow as part of its Selected Financial Data in its future Annual Reports on Form 10-K.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

3.	Reference is made to your discussion of the provision for income taxes on page 26. Please tell us and revise to explain how the rate of foreign income taxes effected the provision for income taxes and your effective rate of 95.1%. Explain why the foreign income tax provision is greater this year.

Company Response –

All of the Company’s foreign income and taxes are derived from its operations in Canada. The foreign tax provision in Fiscal 2006 resulted in an increased overall effective tax rate due to two factors:

1.	The Company’s combined Canadian tax rate, including both the foreign national and provincial tax rates, on its Canadian operations exceeded the U.S. statutory rate of 35%, and

2.	The low pre-tax income in fiscal 2006 which was a combination of increased pre-tax income from the Canadian operations offset, almost entirely, by significant pre-tax losses from the U.S. operations. In previous years, the Company’s pre-tax income was significantly greater than the fiscal 2006 amount with substantially all of the pre-tax income in these previous years generated in the U.S.

This combination of factors, but primarily the significantly reduced pre-tax income in fiscal 2006, resulted in an effective income tax rate of 95.1% which was significantly higher than its historical effective income tax rate. In fiscal 2005, fiscal 2004 and fiscal 2003, the Company’s effective income tax rate was 38.9%, 38.8% and 40.0%, respectively. The following table illustrates the effective income tax rate for fiscal

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

January 15, 2007

2006, 2005, 2004 and 2003 as well as the dollar impact of the provision for foreign income taxes and other permanent non-deductible items.

	Fiscal 2006	Rate Impact	Fiscal 2005	Rate Impact	Fiscal 2004	Rate Impact	Fiscal 2003	Rate Impact
(Dollars in Thousands)
Pre-Tax Income	1,257		70,324		66,712		66,037
Total Tax Provision	1,196		27,323		25,915		26,447
Effective Income Tax Rate	95.1%		38.9%		38.8%		40.0%

Tax Provision Detail:
Federal	440	35.0%	24,613	35.0%	23,349	35.0%	23,113	35.0%
State Impact, Net of Federal Benefit	54	4.3%	2,391	3.4%	2,335	3.5%	2,443	3.7%
Impact of Foreign and Permanents	702	55.8%	319	0.5%	231	0.3%	890	1.3%

Total Provision	1,196	95.1%	27,323	38.9%	25,915	38.8%	26,446	40.0%

As shown in the above table, the foreign income taxes and non-deductible items had a significant impact on the rate, but this impact was primarily due to the significant decline in pre-tax income.

Financial Statements

Consolidated Statements of Operations, page 36

4.	Please revise to separately disclose the amount of revenues from products and revenues from services. See Rule 5-03(b) of Regulation S-X.

Company Response –

Set forth below is a summary of the Company’s product sales and service revenues for the years ended April 29, 2006, April 30, 2005 and April 24, 2004 (the periods presented in the Form 10-K):

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

January 15, 2007

	For the Fiscal Year Ended
	April 29, 2006	April 30, 2005	April 24, 2004
	(52 weeks)	(53 weeks)	(52 weeks)
	(dollars in thousands)
Revenues:
Product Sales	$1,010,101	$997,598	$903,614
Services	5,628	4,909	3,891

Total	$1,015,729	$1,002,507	$907,503

Service %	0.55%	0.49%	0.43%

Pursuant to Regulation S-X, Rule 5-03(b) each category or class of income which is not more than 10 percent of the sum of the items, may be combined with another class. As illustrated in the above detail, the service revenue for the Company is less than 10 percent of the Company’s total revenue. As such, the Company’s revenues have been combined in the Form 10-K in accordance with the regulations.

Note 2 – Summary if Significant Accounting Policies

Vendor Rebates, page 42

5.	Please tell us and expand your disclosure to indicate whether you receive reimbursements from some vendors based upon the volume of purchases or sales of the vendors’ products. Also indicate whether you recognize the reimbursements as the milestones are achieved or if you accrue the reimbursements. If you apply the accrual method, please explain to us the factors you considered in determining the reimbursements are probably and reasonably estimable.

Company Response –

The Company receives reimbursement from vendors (vendor rebates) based on annual purchased volume of products from its respective vendors. The Company’s vendor rebates are earned based on pre-determined percentage rebates on the purchased volume of products from the respective vendors. The rebate programs are

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

January 15, 2007

based on annual purchased volume for a calendar year. The majority of the rebates programs are not based on minimum purchases or milestones. Rather, the rebate is earned on all purchases in a given calendar year from a particular vendor regardless of purchase quantities. The Company does, however, have some rebate programs whereby the rebate is earned either upon attainment of minimum purchase quantities or dollars in a given year or the rebate percentage increases as milestones (minimums) are achieved.

As discussed in Footnote 2 of the Notes to Consolidated Financial Statements in the Form 10-K, the rebates are recognized as a reduction in cost of revenues over the estimated period the related products are sold. For those rebates that are earned only after minimum purchases quantities or dollars (i.e. milestones) are achieved, the Company accrues the rebates if the attainment of the milestone is probable and can be estimated.

In order to determine whether the rebates which are based on attainment of certain milestones are probable or can be estimated, we review the specific vendor programs in accordance with the following criteria from paragraph 8 of EITF 02-16:

1.	Does the rebate occur over a relatively long period of time? All of the Company’s rebate programs cover one year and typically a calendar year.

2.	Does the Company have historical experience with similar products? The Company maintains close and stable relationships with many of its vendors. The rebate programs are in place for long-established vendors for which the Company has extensive experience and history in estimating the product demand for a particular vendor in a given year.

3.	Has the Company experienced significant adjustments to expected rebates in the past? The Company has had no significant adjustments in the accrued vendor rebates reported at fiscal year end.

4.	Is the product susceptible to external factors (technological obsolescence, etc.)? No. The typical products covered by the vendor rebate programs are school supply items such as paper or school furniture such as student chairs. The products covered by the rebate program do no have any risk of technological obsolescence.

In future filings the Company will expand its disclosure regarding vendor rebates.

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

January 15, 2007

Reclassifications, page 44

6.	Please identify for us the reclassifications that were made in addition to the refundable income taxes and explain the substantive reasons for them. Expand your disclosure accordingly in future filings.

Company Response –

On the Consolidated Balance Sheet contained in the Form 10-K for the fiscal year ended April 29, 2005, the Company reflected the following reclassification:

	As Reported in April 30, 2005 Form 10-K	Reclass	April 30, 2005 Balance as Reported on Fiscal 2006 10-K
Prepaid expenses and other current assets	$20,542	$(6,051)	$14,491
Refundable federal income taxes	n/a	$6,051	$6,051

The above reclassification was completed in order to conform the previous year presentation of refundable income taxes to the presentation for this item on the April 29, 2006 Consolidated Balance Sheet. The Company felt that the refundable income taxes should be separately reported for the fiscal year ended April 29, 2006 due to the significance of the balance ($11,264) for that year. In previous fiscal years, these refundable income taxes were included in the category “Prepaid expenses and other current assets”.

This was the only reclassification which was made in the Form 10-K. In future filings, the Company will clearly state specific reclassifications, if any.

Note 8 – Securitization of Accounts Receivable, page 51

7.	Please tell us whether or not New School, Inc. your wholly-owned special purpose entity (“SPE”) is a qualifying SPE meeting the conditions set forth in SFAS 140. Also, we note you have netted repayments and borrowings under accounts receivable securitization facility in cash flows from operating activities.

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

January 15, 2007

Please clarify how your references to advances and borrowings relate to your sale of the receivables and not a financing. Further, please advise or revise to disclose the cash flows between you and the SPE including proceeds from the securitizations and cash flows received on your retained interests. See SFAS 140, paragraph 17.f.

Company Response –

The Company’s Basis for Sale Treatment

In accordance with SFAS 140, paragraph 9, the Company believes that it has surrendered control over transferred assets due to the following conditions being met:

Condition (a) – ”The transferred assets have been isolated from the transferor — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.”

The Company has obtained opinions from its legal counsel to the effect that in an unlikely event that the Company declares bankruptcy, the transferred assets would be beyond the reach of the Company and its creditors, thus achieving legal isolation as stipulated by SFAS 140. Therefore, the Company has concluded that the transaction satisfies this condition.

Condition (b) – “Each transferee (or, if the transferee is a qualifying SPE, each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.”

The commercial paper conduits, as holders of a beneficial interest in the receivables, have the right to pledge or exchange that interest and no conditions exist that both restrict such rights or provide more than a trivial benefit to the Company. Therefore, based on the provisions of the transaction documents, the Company has concluded that this condition has been met.

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

January 15, 2007

Condition (c) – “The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.”

The Company, as outlined in the transfer documents, is not permitted to either repurchase or redeem the accounts receivable, except through breach of normal representation and warranties. Therefore, the Company has concluded that this condition has been met.

Consideration of Consolidation

New School, Inc. (“NSI”) does not meet the conditions of a qualifying SPE, as defined under paragraph 35 of SFAS 140, and therefore is consolidated. Because NSI is not a qualifying SPE, the Company considered the application of FIN 46R.

The commercial paper conduits, as multi-seller vehicles, each meet the definition of a variable interest entity (VIE), as outlined in paragraph 5 of FIN 46R. The Company assessed whether it has a variable interest in the commercial paper conduits in accordance with paragraph 12 of FIN 46R. The Company determined that it does not hold a variable interest in the VIE’s as it does not have more than a 50% interest in the fair value of the assets of the commercial paper conduits. Additionally, the commercial paper issued by each commercial paper conduit is a legal obligation of the commercial paper conduit as a whole, and therefore is not viewed as a “silo” under paragraph 13 of FIN 46R. Accordingly, the Company does not hold a variable interest in any of these VIE’s.

Based on the above considerations, the Company concluded that de-recognition of the transferred assets is appropriate under generally accepted accounting principles.

Cash Flow Statement Classification

The Company maintains that the classification of the accounts receivable securitization as a component of operating cash flows is consistent with the provisions of FASB Statement No. 95, Statement of Cash Flows, which require that such activities be reported as a component of the cash flows from or used in operations. FASB Statement No. 95, paragraph 22.a. states in part:

“Cash inflows from operating activities are: Cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable from customers arising from those sales”

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

January 15, 2007

Based on this guidance, the Company believes that receipts from the collection or sale of accounts receivable should be classified as an operating activity. For clarity of financial reporting to the investor, the Company has consistently maintained the securitized balance at the end of each reporting period at $50 million or as close to $50 million to the extent there is not a sufficient amount of receivables to securitize based on the seasonality of our business.

Disclosure of Proceeds

In response to the disclosure requirements of SFAS 140 paragraph 17.f, the Company will include additional disclosures related to the Company’s accounts receivable securitization facility in future filings.

Note 13 – Segment Information, page 55

8.	We note that you aggregate several businesses in the Specialty segment. Tell us in more detail how you determined aggregation was appropriate in accordance with paragraph 17 of SFAS 131. Please focus your response on the similarity of the economic characteristics of the aggregated businesses. We assume the products are similar. Additionally, discuss the extent you considered the quantitative thresholds outlined in paragraph 18 of SFAS 131.

Company Response –

The Company disclosed two reportable segments, Specialty and Essentials, in the Form 10-K. Within the Specialty segment and in response to the Staff’s question, eleven operating segments are aggregated into the Specialty segment in accordance with paragraph 17 of SFAS 131.

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

January 15, 2007

Specialty Segment Aggregation Requirements:

All eleven operating segments provide value-added, curriculum- and age-focused products to the pre-kindergarten through twelfth grade (“PreK-12”) education market. Most products are sold directly to schools and teachers.

Requirement: The nature of the products is similar.

Comment: Products within the Specialty segment consist of content and other materials utilized in the teaching process and are primarily targeted at the PreK-12 education market.

Requirement: The nature of the production processes is similar.

Comment: More than 90% of our Specialty product is sourced from third parties. This includes product developed by the Company.

In order to maintain the proprietary nature of some of our products, the Company operates four manufacturing facilities. The facilities produce wood product for our early childhood and science offerings and products for our agendas and forms offerings. Revenue from manufactured products represents less than 10% of all Specialty products. Discrete financial information is not available for Specialty manufactured product and senior management does not separately review the results of manufactured product.

Requirement: The type or class of customer for the products is similar.

Comment: Substantially all of the Specialty segment’s products are sold into the PreK-12 education market in the United States and Canada. More than 85% of the Specialty products are sold to schools and school programs including primary, secondary, public, private, charter, daycare, youth and head start programs either directly or through school supply dealers. Specialty companies generally provide teachers with content and other materials utilized in the teaching process. Our School Specialty Publishing business sells primarily to education companies, retailers and consumers; however, consistent with the other Specialty entities, their product is

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

January 15, 2007

targeted at the PreK-12 education market. In contrast, our Essentials segment generally provide schools with supplies and equipment needed to operate the schools, and sales are generally made to building administrators and school districts.

Requirement: The method used to distribute products or provide services is similar.

Comment: Within the Specialty segment, we use a “bottom up” marketing approach, targeting classroom level decision makers. Our “bottom up” approach utilizes a dedicated Specialty sales force of approximately 360 professionals across the businesses, over 150 individual Specialty catalogs and our brand-specific website to deliver premium education products to teachers, curriculum specialists and students. Certain of our businesses sell to schools through a dealer network.

The Company operates seven shared distribution centers which service multiple Specialty businesses.

Requirement: The nature of the regulatory environment.

Comment: Not applicable to the Company.

Requirement: Segments have similar economic characteristics.

Comment: The Specialty businesses generally provide teachers with content and other materials utilized in the teaching process. Operating segments within the Specialty segment display the following similar economic characteristics:

•	All operating segments have a highly predictable working capital cycle;

•	Government dollars are the underlying source of funds for most of our products;

•	Key cost drivers for most of the operating segments include freight, warehouse, sales support and product development; and

•	All operating segments have long-term margins of 40% or higher.

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

January 15, 2007

Quantitative Threshold:

Paragraph 18 of SFAS 131 outlines three quantitative thresholds to be used in determining reportable segments including 10% of revenue, profit or loss and assets of the operating segments. Within the Specialty segment, over the three year reporting period of fiscal 2004 through fiscal 2006, only one operating segment consistently met any of the required thresholds to be considered individually as a reportable segment. As outlined above, the Company believes all operating segments within the Specialty segment meet the aggregation requirements of paragraph 17 and therefore have been reported as part of our Specialty segment.

Conclusion:

The Specialty operating segments meet the aggregation criteria as defined in SFAS 131 paragraph 17 and therefore have been aggregated and disclosed in the Form 10-K as the Specialty segment.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If any of our responses require further explanation, please do not hesitate to contact me at (920) 882-5854. You may alternatively contact Kevin Baehler, Corporate Controller at (920) 882-5882.

Sincerely,

/s/ David G. Gomach
David G. Gomach
EVP / CFO

cc:	James Stuart, Deloitte & Touche, LLP
Dennis Connolly, Godfrey & Kahn, S.C.
David Vander Zanden, CEO